Exhibit 99.1

Chrome Data Solutions, LP

Consolidated Financial Statements

As of December 31, 2014 and 2013

Chrome Data Solutions, LP

Consolidated Financial Statements

As of December 31, 2014 and 2013

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Chrome Data Solutions, LP

Contents

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners

Chrome Data Solutions, LP

London, Canada

We have audited the accompanying consolidated balance sheets of Chrome Data Solutions, LP as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income, changes in partners’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chrome Data Solutions, LP at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Canada LLP

Chartered Professional Accountants, Licensed Public Accountants

February 6, 2015

Toronto, Canada

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Chrome Data Solutions, LP

Consolidated Balance Sheets
(in thousands of US dollars)

	December 31,	December 31,
	2014	2013

Assets

Current assets
Cash	$3,834	$3,838
Accounts receivable, less allowance for doubtful accounts of $130 [2013- $100]	8,657	7,437
Unbilled receivables	-	429
Due from related parties (Note 11)	102	27
Prepaid expenses and other current assets (Note 3)	1,399	1,144

Total current assets	13,992	12,875

Property and equipment (Note 4)	694	519
Software development costs (Note 5)	6,816	6,696
Goodwill (Note 2)	22,080	22,080
Intangible assets (Note 6)	798	2,038
Other assets	633	538

Total assets	$45,013	$44,746

Liabilities and Partners’ Equity

Current liabilities
Accounts payable and accrued liabilities (Note 7)	$1,964	$2,328
Due to related parties (Note 11)	617	684
Deferred revenue (Note 2)	4,389	3,245

Total current liabilities	6,970	6,257

Long-term deferred revenue	1,450	1,401

Total liabilities	8,420	7,658

Commitments and Contingencies (Note 10)

Partners’ equity

Partners’ capital (Note 12)	35,577	36,341
Non-controlling interest (Note 12)	1,016	747

Total partners’ equity	36,593	37,088

Total liabilities and partners’ equity	$45,013	$44,746

See accompanying notes to consolidated financial statements.

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Chrome Data Solutions, LP

Consolidated Statements of Operations

(in thousands of US dollars)

For the year ended	December 31, 2014	December 31, 2013

Revenues	$48,771	$47,900

Operating expenses
Cost of revenues (exclusive of depreciation and amortization)	12,690	14,047
Selling, general and administrative	11,267	11,638
Depreciation and amortization	4,330	5,111

Operating expenses	28,287	30,796

Income from operations	20,484	17,104

Non-operating expense	62	23

Income before income taxes	20,422	17,081

Provision for income taxes (Note 8)	124	130

Net income	$20,298	$16,951

Net income attributable to:

Partners	$19,953	$16,590
Non-controlling interest	345	361
	$20,298	$16,951

See accompanying notes to consolidated financial statements.

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Chrome Data Solutions, LP

Consolidated Statements of Comprehensive Income
(in thousands of US dollars)

For the year ended	December 31, 2014	December 31, 2013

Net income	$20,298	$16,951

Foreign currency translation adjustments	76	42

Total comprehensive income	$20,222	$16,909

Comprehensive income attributable to:

Partners	19,953	16,590
Non-controlling interest	269	319
	$20,222	$16,909

See accompanying notes to consolidated financial statements.

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Chrome Data Solutions, LP

Consolidated Statements Changes in Partners’ Equity
(in thousands of US dollars)

For the year ended December 31, 2014	Non-Controlling Interest	Partners’ Capital	Total Equity

Balance at December 31, 2013	$747	$36,341	$37,088

Cash Distributions	-	(20,717)	(20,717)

Comprehensive income:
Net income	345	19,953	20,298
Other comprehensive loss	(76)	-	(76)

Balance at December 31, 2014	$1,016	$35,577	$36,593

For the year ended December 31, 2013	Non-Controlling Interest	Partners’ Capital	Total Equity

Balance at December 31, 2012	$428	$38,451	$38,879

Cash Distributions	-	(18,700)	(18,700)

Comprehensive income:
Net income	361	16,590	16,951
Other comprehensive loss	(42)	-	(42)

Balance at December 31, 2013	$747	$36,341	$37,088

By Partner	December 31, 2014	December 31, 2013

Chrome Systems, Inc.	$18,139	$18,412
Autodata Solutions Company	10,346	10,437
Autodata Solutions, Inc.	7,092	7,492
Chrome Data Operating Company, LLC	-	-

	$35,577	$36,341

See accompanying notes to consolidated financial statements.

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Chrome Data Solutions, LP

Consolidated Statements of Cash Flows
(in thousands of US dollars)

For the year ended	December 31, 2014	December 31, 2013

Cash flows from operating activities

Net income	$20,298	$16,951

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	4,330	5,111
Provision for bad debts	30	(63)
Loss on disposal of property and equipment (Note 4)	5	11
Impairment of software development costs (Note 5)	39	-
Foreign currency translation adjustments	(76)	(42)

Changes in operating assets and liabilities:
Accounts receivable	(1,250)	(2,078)
Unbilled receivables	429	(429)
Due from related party	(75)	57
Prepaid expenses and other current assets	(255)	183
Other assets	(95)	43
Accounts payable and accrued liabilities	(364)	(539)
Income taxes payable	-	(105)
Due to related party	(67)	462
Deferred revenue	1,193	2,089

Net cash provided by operating activities	24,142	21,651

Cash flows from investing activities
Purchases of property and equipment	(525)	(246)
Software development costs	(2,904)	(2,737)

Net cash used in investing activities	(3,429)	(2,983)

Cash flows from financing activities
Cash distributions to Partners	(20,717)	(18,700)

Net cash used In financing activities	(20,717)	(18,700)

Net decrease in cash	(4)	(32)

Cash, beginning of year	3,838	3,870

Cash, end of year	$3,834	$3,838

Supplemental schedule of cash flow information

Cash paid for income taxes	$122	$272

See accompanying notes to consolidated financial statements.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

1.	Organization and Basis of Presentation

The Partnership

In accordance with the Omnibus agreement dated December 20, 2011 by and among Chrome Systems, Inc., a wholly owned subsidiary of DealerTrack Data Services, Inc., Autodata Solutions, Inc. and Autodata Solutions Company, subsidiaries of Internet Brands, Inc., and AutoChrome Company, a series of transactions took place which provided the formation of a 50%/50% joint venture named Chrome Data Solutions, LP. The Omnibus agreement formed Chrome Data Solutions, LP through the organization of (i) a Delaware limited liability company (Chrome Data Operating, LLC), (ii) a Delaware limited partnership that is a subsidiary of such limited liability company (Chrome Data Solutions, LP) and (iii) a Nova Scotia unlimited liability company (AutoChrome Company), pursuant to which the parties intend to collaboratively develop, market, and sell automotive content products and services.

The Board of the Partnership consists of two members from each of the limited partners, one of which will serve as the Chair on a rotating basis.

Services

Chrome Data Solutions, LP is an automotive data and software company that provides vehicle data content and software applications. The Partnership’s solutions help the complete automotive sales chain develop, market, and sell vehicles more effectively and profitably. The Partnership is committed to investing in its data and product development to create future innovations and offerings.

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America and are presented within the framework of the significant accounting policies summarized below.

The consolidated financial statements include the accounts of Chrome Data Solutions, LP and AutoChrome Company. AutoChrome Company is a variable interest entity of which Chrome Data Solutions, LP is the primary beneficiary (Note 13). All intercompany accounts, transactions and balances between the entities have been eliminated upon consolidation.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

2.	Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates are evaluated on an ongoing basis, including those related to revenue recognition, the allowance for doubtful accounts, impairment of goodwill, the useful lives of intangibles, property and equipment, and capitalized software development costs. Estimates are based on historical experience and on other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Revenue Recognition

The Partnership enters into contractual arrangements with customers to provide automotive content products and services and software development services. Revenue is earned from software licenses, content syndication, maintenance services, hosting services, and consulting services. Agreements with these customers typically range from one year to three year periods. The Partnership does not offer a right of return on these products and services.

The Partnership’s contractual arrangements are considered to be service arrangements; revenue is recognized in accordance with Accounting Standards Codification (“ASC”) 605-10, Revenue Recognition. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the resulting receivable is reasonably assured.

Arrangements with multiple deliverables are recognized in accordance with ASC 605-25, Multiple-Element Arrangements. If the deliverables meet the criteria to be divided into separate units of accounting and are determined to have stand-alone value, the arrangement consideration is allocated to the deliverables based on the relative selling price. Arrangements that do not meet the criteria for separation are aggregated and accounted for as one unit of accounting and revenue is recognized ratably over the contractual term; deferred costs and up-front fees, if applicable, are amortized over the same period as the revenue is recognized.

Fees for software development services are either based on time and materials or are fixed-bid. Fees for time and material contracts are recognized based on the effort incurred and client billing rates as the services are provided. Revenue and related costs for fixed-bid projects are either deferred until delivery and acceptance of the project or are accounted for using the percentage-of-completion method, depending on the nature of the deliverables of the contract.

As at December 31, 2014, the Partnership had no projects [2013 – one] in progress where revenue was being recognized under the percentage-of completion method. The percentage-of-completion method of accounting requires the Partnership to estimate the profit margin for each individual contract, and to apply that profit margin on a uniform basis as revenues are recorded under the contract. The estimation of profit margins requires the Partnership to make projections of the total revenues to be generated and the total costs that will be incurred under a contract. These projections require the Partnership to make numerous assumptions and estimates relating to items such as the complexity of design and related development costs, labor productivity and cost, performance of contractors, overhead, and capital costs. These contracts sometimes include options for customers to request additional or revised software functionality in the form of a change order. Revenues related to change orders are included in profit estimates only if they can be reliably estimated and collectability is reasonably assured. Change orders are accounted for either as an integral part of the original contract, or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

The Partnership reviews estimates of profit margins for contracts on an ongoing basis. Assuming the initial estimates of revenues and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in revenues and cost estimates, or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. Significant changes in estimates related to accounting for long-term contracts may have a material effect on the Partnership’s results of operations in the period in which the revised estimate is made. There were no cumulative catch-up adjustments resulting from changes in estimates for the fiscal years ending December 31, 2014, and 2013, respectively.

Under the percentage of completion method the Partnership recognizes revenues based on the ratio of costs incurred to total estimated costs at completion for contracts where the total estimated effort and costs can be reasonably estimated.

Deferred Revenue

Amounts billed in excess of revenues earned are included in deferred revenue in current and long-term liabilities.

Unbilled Receivables

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms. Unbilled receivables, net of progress payments, were $nil at December 31, 2014 [2013 - $429].

Sales and Excise Taxes

Sales and excise taxes are recorded in revenue on a net basis.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at the invoiced amount net of the allowance for doubtful accounts and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. Past due balances over 90 days are reviewed individually for collectibility. Account balances are charged off against the allowance when the Partnership believes it is probable the receivable will not be recovered.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, using the straight-line method over the following estimated useful lives of the assets:

Years

Computer equipment and purchased software	3
Furniture and equipment	5

Leasehold improvements are amortized over their estimated useful lives, or the term of the lease, whichever is shorter.

Repairs and maintenance are expensed as incurred, while renewals or betterments are capitalized if they extend the useful life of an asset. Gains or losses upon sale or retirement of property and equipment are included in the consolidated statement of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheet.

Software Development Costs

Software development costs are stated at cost, less accumulated amortization using the straight-line method over the following estimated useful lives of the assets:

Years

Software development costs	3-5

Internal-Use Software Development Costs:

The Partnership has adopted the provisions of ASC 350-40, Internal-Use Software, which requires the capitalization of certain external and internal computer software costs incurred during the application development stage. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality.

External-Use Software Development Costs:

In accordance with ASC 985-20, Software-Costs of Software to be Sold, Leased or Marketed, the Partnership has capitalized certain computer software development costs upon the establishment of technological feasibility. Technological feasibility is considered to have occurred upon completion of a detailed program design that has been confirmed by documenting the product specifications.

Intangible Assets

Intangible assets are carried at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the expected useful lives of the assets reflecting the period and pattern in which the economic benefits are used. Measurement of any impairment loss for long-lived assets and identifiable intangible assets that management expects to hold and use is based on the amount of the carrying value that exceeds the fair value of the asset. No impairment losses were recorded for the years ended December 31, 2014 and 2013.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in an acquisition accounted for as a purchase. Goodwill is carried at cost. In accordance with ASC 350-20, Intangibles-Goodwill and Other, the Partnership is required to test goodwill for impairment on an annual basis and in certain circumstances in between annual tests, and to write-down the goodwill when impaired. The Partnership’s impairment review process compares the fair value of the reporting unit in which the goodwill resides to its carrying value. The Partnership has determined that there is only one reporting unit for purposes of completing its ASC 350-20 analysis.

The Financial Accounting Standards Board (FASB) previously amended its goodwill impairment standard to provide companies with an option to determine whether it is necessary to apply the traditional two-step impairment test. The Partnership elected to use the option which states that if on the basis of qualitative information it is more than fifty percent likely that the fair value of the reporting units are greater than its carrying amount, then no further analysis is required. If it is not more than fifty percent likely that the fair value is greater than the carrying value, the existing quantitative calculations in steps one and two continue to apply.

Management concluded that it was more than fifty percent likely that the fair value exceeded the carrying amount and neither of the two steps in the current goodwill test was required. No impairment losses were recorded for the years ended December 31, 2014 and 2013.

Impairment of Long-Lived Assets

The Partnership reviews long-lived assets to be held and used, other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation of recoverability is required, the estimated undiscounted future cash flows directly associated with the asset are compared to the asset's carrying amount. If the estimated future cash flows from the use of the asset are less than the carrying value, an impairment write-down would be recorded to reduce the asset to its estimated fair value. Long-lived assets to be disposed of other than by sale are classified as held and used until the date of disposal.

Financial Instruments

Fair values

The carrying values of cash, accounts receivable, unbilled receivables, other current assets, accounts payable and accrued liabilities and due to/from related parties approximate fair values due to the immediate or short-term maturities of these financial instruments.

Currency risk

Currency risk is the risk that variations in exchange rates between the U.S. dollar and the Canadian dollar will affect the Partnership's operating and financial results. The Partnership has earned a portion of its revenue and incurs a portion of its expenses in Canadian dollars and does not use derivative financial instruments to reduce its exposure to currency risk. For the year ending December 31, 2014 a foreign exchange loss of $19 [2013 - $27] was recorded in non-operating expenses in the consolidated results of operations.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

Credit risk

The Partnership is exposed to credit risk in the event of non-performance by customers, but does not anticipate such non-performance. The Partnership monitors the credit risk on a regular basis and maintains allowances for potential credit losses. Historically, such losses have been within management’s expectations. The Partnership generally does not require collateral from its customers. The maximum credit risk is the fair value of accounts receivable and unbilled receivables.

Concentration risk

As at December 31, 2014 five customers [2013-five] comprised 50% [2013-56%] of the total trade accounts receivable and unbilled revenue balance. In addition, five [2013-five] customers represented 42% [2013-46%] of the total revenue for the year ended. The Partnership’s revenue is generated from customers associated with the North American automotive industry.

Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits in the United States and Canada. The Partnership has never experienced losses related to these balances.

Liquidity risk

Liquidity risk is the risk that the Partnership will not be able to meet its obligations as they fall due. The Partnership manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Management believes that future cash flows from operations will be adequate to support these financial liabilities as disclosed in the consolidated balance sheets.

Operating and Capital Leases

The Partnership leases office space and certain equipment under operating lease agreements with original lease periods up to five years. Certain of the lease agreements contain rent escalation provisions which are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for the purposes of recognizing lease expense on a straight-line basis over the term of the lease.

The Partnership currently has no capital leases to be accounted for in accordance with ASC 840, Leases.

Income Taxes

There is no tax provision made in the accompanying financial statements for taxes related to the unconsolidated financial statements of Chrome Data Solutions, LP since any such liabilities are the responsibilities of the partners. AutoChrome Company is not a partnership and therefore is subject to income tax in Canada. As a result, the consolidated financial statements account for income taxes under ASC 740, Income Taxes. This statement requires the recognition of deferred tax assets and liabilities for the future consequences of events that have been recognized in the Partnership’s financial statements or tax returns. The Partnership measures tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the years in which the Partnership expects to recover or settle those temporary differences. The Partnership recognizes the effect of a change in tax rates on deferred tax assets and liabilities in income in the period that includes the enactment date. The Partnership provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

The Partnership accounts for uncertainty in income taxes under ASC 740-10. ASC 740-10 prescribes a recognition threshold and measurement methodology to recognize and measure an income tax position taken, or expected to be taken, in a tax return. The evaluation of a tax position is based on a two-step approach. The first step requires an entity to evaluate whether the tax position would “more likely than not” be sustained upon examination by the appropriate taxing authority. The second step requires the tax position be measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. In addition, previously recognized benefits from tax positions that no longer meet the new criteria would be derecognized. No amounts have been recorded related to uncertain tax positions for the years ended December 31, 2014 and 2013.

Interest and penalties, if any, related to tax positions taken in our tax returns are recorded in selling, general, and administrative expenses in our consolidated statement of operations.

Advertising Expenses

Costs of advertising and promotion of services is expensed as incurred and are included in selling, general, and administrative expenses. For the year ending December 31, 2014, $238 [2013 - $323] of advertising and promotion of services was expensed.

Comprehensive Income

Comprehensive income includes all changes to partners’ capital during a period from non-owner sources. Other comprehensive income refers to gains and losses that are recorded as an element of partners’ capital but are excluded from net income. The Partnership’s comprehensive income consists of its net income and foreign currency translation adjustments.

Foreign Currency

The financial position and results of operations of AutoChrome Company are measured using the Canadian Dollar as the functional currency. Revenues and expenses of the variable interest entity have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded as foreign currency translation adjustment, a component of other comprehensive income.

Gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in non-operating expenses in the consolidated results of operations in accordance with ASC 830, Foreign Currency Matters.

3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of the following:

Year ended December 31	2014	2013

Sales tax receivable	$120	$166
Other receivables	7	45
Prepaid expenses	527	522
Current deferred costs	745	350
Income tax receivable	-	61

	$1,399	$1,144

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

4.	Property and Equipment

Property and equipment are recorded at cost and consist of the following:

December 31, 2014	Average Estimated Useful Lives (in years)	Gross Carrying Amount	Accumulated Depreciation	Net Amount

Computer equipment and purchased software	3.0	$1,996	$(1,321)	$675
Furniture and equipment	5.0	63	(49)	14
Leasehold improvements	4.5	13	(8)	5

Total property and equipment		$2,072	$(1,378)	$694

December 31, 2013	Average Estimated Useful Lives (in years)	Gross Carrying Amount	Accumulated Depreciation	Net Amount

Computer equipment and purchased software	3.0	$1,541	$(1,047)	$494
Furniture and equipment	5.0	63	(38)	25
Leasehold improvements	0.7	17	(17)	-

Total property and equipment		$1,621	$(1,102)	$519

For the year ending December 31, 2014, $345 [2013 - $410] of depreciation expense was recorded. During the year the Partnership disposed of assets with historical cost of $74 [2013 - $49] and accumulated amortization of $69 [2013 - $38], resulting in a loss on sale of disposal of $5 [2013 - $11].

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

5.	Software Development Costs

Software development costs are recorded at cost and consist of the following:

December 31, 2014	Average Estimated Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Amount

Software development costs	3.0	$13,955	$(7,139)	$6,816

December 31, 2013	Average Estimated Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Amount

Software development costs	3.0	$11,090	$(4,394)	$6,696

For the year ending December 31, 2014, $2,745 [2013 - $2,476] of amortization expense was recorded. During the year the Partnership recognized an impairment loss on assets of $39 [2013 - $nil] with a historical cost of $39 [2013 - $nil] and $nil accumulated amortization [2013 - $nil].

The following table summarizes the future estimated annual amortization expense for these assets over the next five years:

Years ending December 31

2015	$2,693
2016	2,172
2017	1,619
2018	332
2019	-
$6,816

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

6.	Intangible Assets

The intangible asset balances consist of the following:

December 31, 2014	Average Estimated Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Amount

Technology	2.0	$1,915	$(1,915)	$-
Content	2.0	161	(161)	-
Customer relationships	3.7	4,192	(3,454)	738
Trademark	4.0	247	(187)	60

Total intangible assets	2.8	$6,515	$(5,717)	$798

December 31, 2013	Average Estimated Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Amount

Technology	2.0	$1,915	$(1,888)	$27
Content	2.0	161	(161)	-
Customer relationships	3.7	4,192	(2,302)	1,890
Trademark	4.0	247	(126)	121

Total intangible assets	2.8	$6,515	$(4,477)	$2,038

For the year ending December 31, 2014, $1,240 [2013 - $2,225] of amortization expense was recorded.

The following table summarizes the future estimated annual amortization expense for these assets over the next year:

Years ending December 31

2015	$798

7.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

Year ended December 31	2014	2013

Trade payables	$403	$331
Accrued payroll and benefits	1,162	1,558
Other accruals	321	351
Sales taxes payable	78	88

	$1,964	$2,328

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

8.	Income Taxes

The provision for income taxes was as follows for the year ended:

	2014	2013
Current Foreign (Canadian Federal & Provincial)	$124	$130

Income taxes have been based on the following components of pre-tax income:

	2014	2013
Foreign	$469	$491

A reconciliation of the statutory rate and the effective rate, for operations, is as follows:

	2014		2013

Foreign Federal Statutory Rates	$70	15.0%	$74	15.0%
Provincial tax, net of federal tax benefit	54	11.5	56	11.5

Provision for income taxes	$124	26.5%	$130	26.5%

The Partnership files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Partnership is not under examination by any taxing authority.

9.	Employee Benefit Plan

The Partnership offers a 401(k) Profit Sharing Plan (the “Plan”) to all U.S. employees who meet the Plan's eligibility requirements. Under the Plan, participating employees may defer a percentage of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. Under the provisions of the 401(k) plan, the Partnership has the ability to make matching contributions equal to a percentage of the employee’s voluntary contribution, as well as an additional contribution at year end. For the year ended December 31, 2014 the Partnership made $134 [2013-$157] in contributions to the plan.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

10.	Commitments and Contingencies

Commitments

Years ending December 31,	2015	2016	2017	2018	2019	2020	Total

Operating lease payments	$515	$433	$403	$249	$-	$-	$1,600

Operating Lease

The Partnership leases its offices in the United States, and Canada under operating leases, with periodic rate increases and options to renew, which expire through 2018 if not renewed. Additionally, the Partnership has entered into automobile and office equipment leases which expire in 2015 and 2016.

The Partnership records rental expense on a straight-line basis over the term of the lease. Rental expense for the year ended December 31, 2014 was approximately $551 [2013-$677].

Contingencies

From time to time, the Partnership may be party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Partnership's business, consolidated results of operations, financial condition, or cash flows.

In its normal course of business, the Partnership has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. Those indemnities include intellectual property indemnities to the Partnership's customers in connection with the sale of its products and the licensing of its technology, and indemnities for liabilities associated with the infringement of other parties' technology based upon the Partnership's products and technology. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Partnership could be obligated to make. The Partnership has not recorded any liability for these indemnities, commitments and guarantees in the accompanying balance sheets. The Partnership does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable and estimable.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

11.	Related Party Transactions

Related party transactions are in the normal course of operations and are recorded at the amount of consideration established and agreed to by the related parties. The following describe the related party relationships and transactions in the year:

a)	Licensing Agreements

The Partnership has entered into agreements with the following related parties to license certain technology and services as set out in the agreement. The related license fees recognized in revenue were as follows:

	2014	2013

Autodata Solutions, Inc.	$500	$500
Dealertrack Technologies, Inc.	500	500
Internet Brands, Inc.	217	217
	$1,217	$1,217

b)	Autodata Solutions Company Shared Services Agreement

The Partnership through AutoChrome Company, has entered into a shared services agreement with Autodata Solutions Company which includes the following services; i) software engineering services, ii) account management and client support, iii) administrative services and iv) executive management services. Software engineering and content management services are calculated monthly based on actual hours incurred and charged at a full cost recovery. Account management and client support, administrative, and executive management services are charged based on a fixed monthly fee agreed upon between the parties. Other services can be provided so long that the scope, term, and cost are mutually agreed upon between the parties.

Autodata Solutions Company provided the following shared and additional services to AutoChrome in accordance with the agreement:

	2014	2013

Software engineering services	$1,923	$2,094
Account management and client support	613	582
Administrative services	240	229
Executive management	1,536	1,492
Other development services	1,649	2,000
Total services cost	5,961	6,397
Less: Capitalized software engineering and other development services	(1,009)	(918)
Total net services expense	$4,952	$5,479

21

Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

c)	Autodata Solutions Company & Autodata Solutions, Inc. Service Charges

During the year, the Partnership provided content management, software engineering, and client support services to the Autodata Solutions Company and Autodata Solutions, Inc. totaling $975 [2013 - $527].

d)	Tax Payments

For the year ended December 31, 2014 foreign withholding taxes of $236 [2013 - $271] have been remitted to the Canadian government by the parties for services that were provided on behalf of the partners. Additionally, during the year $470 of U.S. state income tax withholdings were made on behalf of the partners [2013 – $87].

e)	Cash Distributions

In accordance with the Amended & Restated LP agreements, cash distributions were made to the limited and general partners of Chrome Data Solutions, LP, generally on a quarterly basis, as disclosed in the Statement of Partners’ Capital.

f)	Due to/from Related Parties

Due from related parties	2014	2013

Due from Autodata Solutions Company	$89	$14
Due from Chrome Data Operating, LLC	6	4
Due from Chrome Systems, Inc.	7	9

Total	$102	$27

Due to related parties	2014	2013

Due to Autodata Solutions Company	$490	$651
Due to Autodata Solutions, Inc.	57	28
Due to Internet Brands, Inc.	7	5
Due to Dealertrack Technologies, Inc.	63	-

Total	$617	$684

22

Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

g)	Dealertrack Technologies, Inc. Related Party Relationships

The Partnership generated revenue from certain customers that are wholly owned by Dealertrack Technologies, Inc., the Chrome Systems, Inc. limited partner’s parent company. For the year ended December 31, 2014 the Partnership recorded $806 [2013 - $513] of revenue from these entities. As at December 31, 2014 $107 [2013 - $85] remains outstanding from these parties which is included in accounts receivable.

The Partnership has a reseller agreement with Dealertrack Technologies, Inc. whereby the Partnership is permitted to resell certain products of Dealertrack. For the year ended December 31, 2014 the Partnership recorded $400 [2013 - $275] of payments to the related party based upon the terms of the agreement.

In addition to the licensing agreement, the Partnership generated revenue related to various services with Dealertrack Technologies, Inc. For the year ended December 31, 2014 $41 [2013 - $33] of revenue was recognized.

h)	Internet Brands, Inc. Related Party Relationships

The Partnership generated revenue from certain customers that are wholly owned by Internet Brands, Inc., the Autodata Solutions Inc. and Autodata Solutions Company limited partners’ parent company. For the year ended December 31, 2014 the Partnership recorded $73 [2013 - $72] of revenue from these entities. As at December 31, 2014 $6 [2013 - $6] remains outstanding from these parties which is included in accounts receivable.

The Partnership has a reseller agreement with Internet Brands, Inc. whereby the Partnership is permitted to resell certain products of Internet Brands. For the year ended December 31, 2014 the Partnership recorded $153 [2013 - $158] of payments to the related party based upon the terms of the agreement.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

12.	Partners' Capital

	Partnership Units	Unit Type	Ownership %

Chrome Systems, Inc.	195,205	Limited Partner Units	49.999744
Autodata Solutions Company	109,588	Limited Partner Units	28.069834
Autodata Solutions, Inc.	85,617	Limited Partner Units	21.929910
Chrome Data Operating, LLC	2	General Partner Units	0.000512

Total	390,412		100%

There were no changes to partnership units for the fiscal years ending December 31, 2014, and 2013, respectively.

13.	Variable Interest Entities

In accordance with the applicable accounting guidance for the consolidation of variable interest entities, the Partnership performs and analysis to determine if an entity in which it has a variable interest is a variable interest entity. The analysis includes both quantitative and qualitative analysis. To date, the Partnership has no quantitative interests in any other entity; therefore, a qualitative review is completed of the design of an entity, its organizational structure including decision-making ability. The qualitative analysis is used to determine if the Partnership is the primary beneficiary of the entity and whether consolidation is required.

The Partnership has entered into a shared services agreement with AutoChrome Company whereby, AutoChrome Company has been retained to employ Canadian employees in order to provide dedicated services to Chrome Data Solutions, LP. The services in the agreement include software engineering services, account management and client support, administrative service, executive management services, and content management services. Other services can be provided so long that the scope, term, and cost are mutually agreed upon between the parties.

As outlined in the shared services agreement, the sole purpose of the AutoChrome entity is to provide services to Chrome Data Solutions, LP. All costs incurred and services provided are funded by Chrome Data Solutions, LP, which essentially transfers the operational and financial risk to the Partnership. Chrome Data Solutions, LP has the majority right of return on the AutoChrome entity assets and operations due to the Partnership’s ability to sell and profit from the services being provided from AutoChrome Company, with the exception of a mark-up that is retained in AutoChrome Company. Additionally, the services agreement is not subject to normal cancellation provisions as the agreement shall remain in force for the duration of Chrome Data Solutions, LP unless terminated earlier by written agreement of the parties.

Based on the qualitative analysis performed over the service agreement with AutoChrome Company it was determined that Chrome Data Solutions, LP is the primary beneficiary of AutoChrome Company and AutoChrome Company has been consolidated into the financial statements of the Partnership.

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Chrome Data Solutions, LP
Notes to Consolidated Financial Statements
(in thousands of US dollars)

The effects of the consolidation of AutoChrome Company into the financial position are presented below.

	December 31, 2014	December 31, 2013
	Unconsolidated	Unconsolidated

Cash	$869	$528
Income tax receivable	-	17
Due from related parties	1,025	1,225
Prepaid expenses	21	6
Property and equipment	8	10

Total assets	$1,923	$1,786

Accounts payable and accrued liabilities	$416	$387
Income taxes payable	1	-
Due to related parties	490	652

Total liabilities	907	1,039

Non-controlling interest	$1,016	$747

The above balances in due from related parties above were eliminated upon consolidation in the financial statements of Chrome Data Solutions, LP.

14.	Subsequent Events

The Partnership evaluates subsequent events in accordance with ASC 855, Subsequent Events. The Partnership evaluated subsequent events through February 6, 2015, the date which these consolidated financial statements were available to be issued and no subsequent events were noted.

15.	Future accounting policy changes

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers: Topic 606" (ASU 2014-09), to supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. GAAP including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU 2014-09 is effective for us in our first quarter of fiscal 2017 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within ASU 2014-09; or (ii) retrospective with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application and providing certain additional disclosures as defined per ASU 2014-09. We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our consolidated financial statements.

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